     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 2000



                                                      REGISTRATION NO. 333-90149

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                     -------------------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-6

                     -------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                     -------------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                                  FOCUS SERIES


                 GLOBAL THEME AND SECTOR PORTFOLIO 2000 SERIES


                           (FORMERLY FOCUS SERIES 14)

                              DEFINED ASSET FUNDS


B. NAME OF DEPOSITOR:



               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED



C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:



                        MERRILL LYNCH, PIERCE, FENNER &
                              SMITH INCORPORATED
                        UNIT INVESTMENT TRUST DIVISION
                                 P.O. BOX 9051
                           PRINCETON, NJ 08543-9051


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


                             TERESA KONCICK, ESQ.
                                 P.O. BOX 9051
                           PRINCETON, NJ 08543-9051

                                  COPIES TO:
                            PIERRE DE SAINT PHALLE,
                                     ESQ.
                             450 LEXINGTON AVENUE
                              NEW YORK, NY 10017



E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.


/X/ Check box if it is proposed that this Registration Statement will become effective upon filing on February 3, 2000, pursuant to Rule 487.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           DEFINED ASSET FUNDS--REGISTERED TRADEMARK--
                           ----------------------------------------------------


                           EQUITY INVESTOR FUND
                           FOCUS SERIES
                           GLOBAL THEME AND
                           SECTOR PORTFOLIO 2000
                           (A UNIT INVESTMENT TRUST)
                           -  CAPITAL APPRECIATION
                           -  PROFESSIONAL SELECTION
                           -  EXPOSURE TO POTENTIAL GROWTH
                             IN DOMESTIC AND
                             GLOBAL SECTORS

                           -----------------------------------------------------
                           The Securities and Exchange Commission has not
SPONSOR:                   approved or disapproved these Securities or passed
MERRILL LYNCH,             upon the adequacy of this prospectus. Any
PIERCE, FENNER & SMITH     representation to the contrary is a criminal offense.
INCORPORATED               Prospectus dated February 3, 2000.

--------------------------------------------------------------------------------

Def ined Asset Funds-Registered Trademark-
Defined Asset Funds-Registered Trademark- is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:
  - A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  - Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  - Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  - Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.


CONTENTS
                                       PAGE
                                        --
Risk/Return Summary..................    3
What You Can Expect From Your
  Investment.........................    6
  Income.............................    6
  Records and Reports................    6
The Risks You Face...................    6
  Concentration Risk.................    6
  Litigation Risks...................    8
Selling or Exchanging Units..........    8
  Sponsor's Secondary Market.........    8
  Selling Units to the Trustee.......    9
  Rollover/Exchange Option...........    9
How The Fund Works...................   10
  Pricing............................   10
  Evaluations........................   10
  Income.............................   11
  Expenses...........................   11
  Portfolio Changes..................   12
  Portfolio Termination..............   12
  No Certificates....................   12
  Trust Indenture....................   12
  Legal Opinion......................   13
  Auditors...........................   13
  Sponsor............................   13
  Trustee............................   14
  Underwriters' and Sponsor's
    Profits..........................   14
  Public Distribution................   14
  Code of Ethics.....................   15
  Advertising and Sales Literature...   15
Taxes................................   15
Supplemental Information.............   16
Statement of Condition...............   17

--------------------------------------------------------------------------------
RISK/RETURN SUMMARY


 1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?

     The Portfolio seeks capital appreciation by investing in a fixed portfolio of 27 common stocks.

     You can participate in the Portfolio by
     purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of income and principal distributions, if any.

 2.  WHAT IS THE PORTFOLIO'S INVESTMENT
     STRATEGY?

     The Portfolio contains 27 stocks primarily from Japan, Europe and the U.S. in the cable/wireless and technology/internet sectors. These stocks and sectors were highlighted by analysts from the Merrill
     Lynch Global Research Group at a Merrill
     Lynch Global Teleconference on January 20,
     2000. For the following reasons, the
     analysts believe these stocks and sectors have above-average potential for growth, particularly over the next year.

  - The economy has been strong for the last few years and is expected to continue to grow over the next year in both the United
     States and throughout the world as
     spending for technology continues.
     E-commerce and restructuring in Japan and Europe are leading to an increase in price competition, while inflation is likely to remain low.

  - The European economy recovered in 1999 and we anticipate growth acceleration this year. Cross-border mergers are possible as companies begin to think internationally.
     We believe that information technology and cyclical companies are likely to foster this economic growth.

  - With an increase in both capital spending and merger and acquisition activities, we believe the Japanese economy's recovery is likely to continue. We expect bottom line profits to improve due to cost cutting and restructuring. This along with a stable economic environment have the potential to contribute to Japan's overall growth.

  -  We believe favorable regulatory trends,
     which have enabled telephone companies and cable providers to cross their traditional service boundaries and offer multi-service packages, as well as the privatization of government-owned telephone companies are likely to continue and may have a favorable impact on the profitability of some foreign telecommunications companies.

  - The rapid evolution of the technology and Internet industry has led to increased spending for technology worldwide. Global usage is multiplying as the industry continues to evolve. Universal access, e-Commerce and new Internet appliances have all contributed to this growth.

     The stocks will be held in the Portfolio for about one year. At the end of the year, we will liquidate the Portfolio and apply a similar Strategy to select a new portfolio, if available.

 3.  WHAT INDUSTRIES ARE REPRESENTED IN THE
     PORTFOLIO?
     Based upon the principal business of each issuer and current market values, the Portfolio represents the following industries:



  -  Telecommunications Equipment/
     Services                                26%
  -  Internet Software/Content                22
  -  Miscellaneous                           18
  -  Electronic Components                  15
  -  Cable TV                               7
  -  Computer Software                       4
  -  E-Commerce                            4
  -  Networking Products                     4

--------------------------------------------------------------------------------
                               Defined Portfolio
-------------------------------------------------------------------
Equity Investor Fund

Focus Series


Global Theme and Sector Portfolio 2000 Series

Defined Asset Funds

--------------------------------------------------------------------------------


Finland                              1. Nokia Corporation+*               3.71%            184.0000      $  18,400.00
France                               2. Pechiney SA+*                     3.71              34.7500         18,417.50
Germany                              3. SAP AG+*                          3.69              65.3750         18,305.00
Japan                                4. KYOCERA Corporation+*             3.45             170.8533         17,085.33
                                     5.Matsushita Communication           4.01             198.7440         19,874.40
                                     Industrial Company Limited+*
                                     6. Mitsubishi Estate Company,        4.17              10.3436         20,687.11
                                     Limited+*
                                     7. The Sakura Bank, Limited+*        3.78               6.2431         18,729.22
                                     8. SOFTBANK Corporation+*            3.84             951.2375         19,024.75
                                     9. Suzuki Motor Corporation+*        3.23              16.0048         16,004.80
Netherlands                          10. Philips Electronics N.V.+*       3.75             154.7500         18,570.00
                                     11. Royal Dutch Petroleum Company+*  3.69              55.4375         18,294.38
Sweden                               12. Telefonaktiebolaget LM           3.57              80.4375         17,696.25
                                     Ericsson+*
Taiwan                               13.Taiwan Semiconductor              3.74              57.9375         18,540.00
                                     Manufacturing Company Limited+
United States                        14. Amazon.com, Inc.                 3.64              69.4375         18,053.75
                                     15. America Online, Inc.             3.75              60.0000         18,600.00
                                     16. Cablevision Systems Corporation  3.66              79.0000         18,170.00
                                     17. Cisco Systems, Inc.              3.68             113.8750         18,220.00
                                     18. Comcast Corporation              3.63              49.9375         17,977.50
                                     19. Cox Communications, Inc.         3.72              52.7500         18,462.50
                                     20. Exodus Communications, Inc.      3.59             118.5625         17,784.38
                                     21. InfoSpace.com, Inc.              3.49             144.2500         17,310.00
                                     22. Internet Capital Group, Inc.     3.61             112.0000         17,920.00
                                     23. Nextel Communications, Inc.      3.62             112.1875         17,950.00
                                     24. Sprint Corporation (PCS Group)   3.79             110.5625         18,795.63
                                     25. Texas Instruments, Inc.*         3.87             120.0625         19,210.00
                                     26. VoiceStream Wireless             3.64             129.0625         18,068.75
                                     Corporation
                                     27. Yahoo! Inc.                      3.97             328.0000         19,680.00
                                                                          ------                         ------------
                                                                          100.00%                        $ 495,831.25
                                                                          ======                         ============


----------------------------
(1) Based on Cost to Portfolio.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on February 2, 2000, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

 + The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.
 * These stocks currently pay dividends.
                        --------------------------------


The securities were acquired on February 2, 2000 and are represented entirely by contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.


                        --------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

 4.  WHAT ARE THE SIGNIFICANT RISKS?
     YOU CAN LOSE MONEY BY INVESTING IN THE
     PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS
     REASONS, INCLUDING:

  -  Stock prices can be volatile generally,
     and technology stock prices can be
     extremely volatile, therefore this
     Portfolio may be considered speculative.
     Investors should assess their risk
     tolerance and investment time horizon
     before purchasing units of this
     Portfolio.

  - Share prices may decline during the life of the Portfolio.

  - Because the Portfolio is concentrated in the technology/internet and telecommunications industries, adverse developments in these industries may affect the value of your units. The
     Portfolio is also concentrated in foreign issuers. The risks associated with this type of investment are discussed later in this prospectus. See Concentration Risk.

  - The Portfolio may continue to purchase or hold the stocks originally selected even though their market value may have changed.

  -  The Portfolio does not reflect any
     investment recommendations of the
     Sponsor, and any one or more of the
     stocks in the Portfolio may, from time to time, be subject to sell recommendations from the Sponsor.

 5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?

     Yes, if you want capital appreciation.
     You will benefit from a professionally
     selected and supervised portfolio. This
     Portfolio should be considered as a
     vehicle for investing a portion of your
     assets and not as a complete equity
     investment program.
     The Portfolio is NOT appropriate for you if you are not comfortable with the Portfolio or are unwilling to take the increased risk involved with a growth equity investment. It may not be appropriate for you if you are seeking preservation of capital or current income.

 6.  WHAT ARE THE PORTFOLIO'S FEES AND
     EXPENSES?
     This table shows the costs and expenses
     you may pay, directly or indirectly, when you invest in the Portfolio.



                                           .091 %          $0.90
     Trustee's Fee
                                           .071 %          $0.70
     Portfolio Supervision,
     Bookkeeping and
     Administrative Fees
     ESTIMATED ANNUAL OPERATING EXPENSES
                                          AS A % OF        AMOUNT
                                             NET         PER 1,000
                                           ASSETS          UNITS
                                          ---------      ---------
                                           .250 %          $2.48
     Creation and Development Fee
                                           .071 %          $0.70
     Other Operating Expenses
                                          ------           -----
                                           .483 %          $4.78
     TOTAL



     ORGANIZATION COSTS per 1,000 units                $2.48
     (deducted from Portfolio assets at
     the close of the initial offering
     period)



     The Creation and Development Fee (estimated
     $. per unit) compensates the Sponsor for the creation and development of the Portfolio and is computed based on the Portfolio's average daily net asset value through the date of collection. This fee historically had been included in the sales fee.



     INVESTOR FEES

                                        2.50%
     Maximum Sales Fee (Load) on new
     purchases (as a percentage of
     $1,000 invested)



     You will pay an up-front sales fee of
     approximately 1.00%. In addition, ten deferred sales charges of $1.50 per 1,000 units ($15.00 annually) will be deducted from the Portfolio's net asset value on May 15, 2000, June 1, 2000,
     June 15, 2000, and thereafter on the first day of each month through January 1, 2001.





     EXAMPLE
     This example may help you compare the
     cost of investing in the Portfolio to the cost of investing in other funds.
     The example assumes that you invest
     $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



     1 Year  3 Years  5 Years  10 Years
      $326    $796    $1,292    $2,657



 7.  IS THE PORTFOLIO MANAGED?
     Unlike a mutual fund, the Portfolio is
     not managed and stocks are not sold
     because of market changes. The Sponsor
     monitors the Portfolio and may instruct
     the Trustee to sell securities under
     certain limited circumstances. However,
     given the investment philosophy of the
     Portfolio, the Sponsor is not likely to
     do so.

 8.  HOW DO I BUY UNITS?
     You can buy units from the Sponsor and
     other broker-dealers. Some banks may
     offer units for sale through special
     arrangements with the Sponsor, although
     certain legal restrictions may apply.

     The minimum investment is $250.

     UNIT PRICE PER 1,000 UNITS        $999.87
     (as of February 2, 2000)

     Unit price is based on the net asset
     value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown above, to which no sales fee has been applied.
     The Portfolio stocks are valued by the
     Trustee on the basis of their closing
     prices at 4:00 p.m. Eastern time every
     business day. Unit price changes every
     day with changes in the prices of the
     stocks.

 9.  HOW DO I SELL UNITS?

     You may sell your units at any time to
     the Sponsor or the Trustee for the net
     asset value determined at the close of
     business on the date of sale, less any
     remaining deferred sales fee and the
     costs of liquidating securities to meet
     the redemption.

10.  HOW ARE DISTRIBUTIONS MADE AND TAXED?

     The Fund pays distribution of any
     dividend income on the 25th day of
     December, 2000, if you own units on the
     10th of those months. Distribution of
     ordinary income will be dividends for
     federal income tax purposes, and may be
     eligible for the dividends received
     deduction for corporations. Distribution to foreign investors will generally be subject to withholding taxes.

11.  WHAT OTHER SERVICES ARE AVAILABLE?

     REINVESTMENT OF DISTRIBUTIONS
     If a distribution is made during the
     year, you may choose to reinvest it into additional units of the Portfolio. You will pay only the deferred sales fee remaining at the time of reinvestment.
     Unless you choose reinvestment, you will receive your distributions in cash.

     EXCHANGE PRIVILEGES
     You may exchange units of this Portfolio for units of certain other Defined Asset
     Funds. You may also exchange into this
     Portfolio from certain other funds. We
     charge a reduced sales fee on designated exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME


The Portfolio will pay to you any income it has received once during its life. Reasons your income may vary are:

  - changes in the Portfolio because of additional securities purchased or sold; and
  - the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:
- a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
- annual reports on Portfolio activity; and
- annual tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED DURING THE YEAR. PLEASE CONTACT YOUR TAX ADVISOR IN THIS REGARD.

You may request audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

CONCENTRATION RISK

When stocks in a particular industry or country make up 25% or more of the Portfolio, it is said to be "concentrated" in that industry, which makes the Portfolio less diversified.


Here is what you should know about the Portfolio's concentration in stocks of foreign issuers:



Investments in securities of foreign issuers involve risks that are different from investments in securities of domestic issuers.



They may include:


  - political and economic developments;


  - possibility of withholding taxes;


  - exchange controls or other governmental restrictions on the payment of dividends;


  - less publicly available information; and


  - absence of uniform accounting, auditing and financial reporting standards, practices and requirements.



AMERICAN DEPOSITARY SHARES AND RECEIPTS



American depositary shares and receipts are issued by an American bank or trust company to evidence ownership of underlying common stock issued by a foreign corporation and deposited in a depositary facility. The terms and conditions of the depositary facility may result in less liquidity or lower market prices for the ADRs than for the underlying shares. Certain of the Portfolio Securities were purchased in ADR form in the United States.



FOREIGN CURRENCY RISK



At the present time the Sponsor does not believe that any of the Portfolio Securities is subject to exchange control restrictions which would materially interfere with payment to the Portfolio of amounts due on the Portfolio Securities. The adoption of exchange control regulations or other legal restrictions could have an adverse impact on the marketability of intentional securities in the Portfolio to satisfy redemptions. There can be no assurance that exchange control regulations might not be adopted in the future that would adversely affect payments to the Portfolio.



LIQUIDITY



Sales of foreign securities in United States securities markets are ordinarily subect to severe restrictions and will generally be made only in foreign securities markets.



You should know that:


  - securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be liquid as those in the United States.


  - a foreign market's liquidity might become impaired as a result of economic or political turmoil, or if relations between the United States and such foreign country deteriorate.


  - the principal trading market for the Portfolio Securities, even if otherwise listed, may be the over-the-counter market in which liquidity will depend on whether dealers will make a market in the Portfolio Secuities.



Here is what you should know about the Portfolio's concentration in technology/internet stocks and telecommunication stocks.



Stocks in the technology and internet industries tend to be relatively volatile as compared to other types of investments. These kinds of companies:


  - are rapidly developing and highly competitive, both domestically and internationally;


  - may be smaller and less seasoned companies with limited product lines, markets or financial resources and limited management or marketing personnel; and


  - may be adversely affected by


    -- worldwide scientific and technological developments (and resulting product obsolescence);


    -- the need for a continued substantial investment in research and development; and


    -- increased government regulation; and


  - may have short operating histories and may not have earnings



Other risk factors include:


  - short product life cycles;


  - aggressive pricing and reduced profit margins;


  - dramatic and often unpredictable changes in growth rates;


  - frequent new product introduction and the need to enhance existing products; and


  - intense competition from large established companies and potential competition from small start up companies.



Technology companies are also dependent to a substantial degree upon skilled professional and technical personnel and there is considerable competition for the services of qualified personnel in the industry.



Technology and Internet companies often experience intense competition from large established companies and potential competition from small start up companies.



Technology and Internet companies are dependent to a substantial degree upon skilled professional and technical personnel and there is considerable competition for the services of qualified personnel in the industry.



Stocks in the telecommunications industry:


  - provide local, long-distance, wireless, cable television and internet services and information systems;


  - manufacture of telecommunications products; or


  - operate voice, data and video telecommunications networks.

Payment on common stocks of companies in this industry generally depends upon:


  - the amount and growth of customer demand;


  - the level of rates they are allowed to charge; and


  - the effects of inflation on the cost of providing services and the rate of technological innovation.



The domestic telecommunications industry is characterized by increasing competition in all sectors and regulation by the Federal Communications Commission and various state regulatory authorities. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology.



Telecommunications companies in both developed and emerging countries are undergoing significant change due to varying and evolving levels of governmental regulation or deregulation and other factors. As a result, competitive pressures are intense and the securities of such companies may be subject to significant price volatility.



In addition, all telecommunications companies in both developed and emerging countries are subject to the additional risk that technological innovations will make their products and services obsolete.



While the worldwide market for telecommunications equipment is expected to grow, we cannot predict the overall effect on the Portfolio of factors such as:


  - competing technologies;


  - increasing capital requirements;


  - protectionist actions by foreign governments; and


  - demand for new technologies.



LITIGATION RISKS


We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:
  - ADDING the value of the Portfolio securities, cash and any other Portfolio assets;
  - SUBTRACTING accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.


SPONSOR'S SECONDARY MARKET


While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating Securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.


If the Portfolio does not have cash available to pay you for the units you are selling, the Sponsor will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.



If you sell units with a value of at least $250,000, you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in-kind.


There could be a delay in paying you for your units:
  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION


When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next Global Theme and Sector Portfolio if one is available.



If you hold your units with the Sponsor and notify your financial adviser by February 13, 2001, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Global Theme and Sector

Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution after the Portfolio terminates.



The Portfolio will terminate by March 15, 2001. However, the Sponsors may extend the termination date for a period no longer than 30 days without notice to Unit holders. Of course you can sell your units at any time prior to termination.


If you continue to hold your units, you may exchange units of this Portfolio anytime before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Fund from certain other Defined Asset Funds. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:
  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and
  - legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.


The deferred sales fee is generally a charge of $1.50 per 1,000 units ($15.00 annually) and is accrued in ten installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.


It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME
- The annual income per unit will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities and levels or be declared at all.
- Each unit receives an equal share of distributions of dividend income. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:
  - for extraordinary services and costs of indemnifying the Trustee and the Sponsor;
  - costs of actions taken to protect the Portfolio and other legal fees and expenses;
  - expenses for keeping the Portfolio's registration statement current; and
  - Portfolio termination expenses and any governmental charges.


The Sponsor is currently reimbursed up to 70 CENTS per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Portfolio's registration statement yearly are also now chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsor.



The Sponsor will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.



The Trustee's and Sponsor's fees may be adjusted for inflation without investors' approval.

The maximum sales fee is 2.50%. If you hold units in certain eligible accounts offered by the Sponsor, you will pay no sales fee. Employees and non-employee directors of the Sponsor may be charged a reduced sales fee of no less than $5.00 per 1,000 Units. If your aggregate sales fee is less than the deferred sales fee, you will be given additional units which will decrease the effective maximum sales fee to the amount shown below.



The maximum sales fee is effectively reduced if you invest as follows:



                               YOUR MAXIMUM
                                SALES FEE
          IF YOU INVEST:         WILL BE:
          --------------       ------------
     Less than $50,000             2.50%
     $ 50,000 to $99,999           2.25%
     $100,000 to $249,999          1.75%
     $250,000 to $999,999          1.50%
     $1,000,000 or more            0.75%


The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.


The Sponsor will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.


PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio.

We decide whether to offer units for sale that we acquire in the secondary market after reviewing:
  - diversity of the Portfolio;
  - size of the Portfolio relative to its original size;
  - ratio of Portfolio expenses to income; and
  - cost of maintaining a current prospectus.

If a Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. We will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE


The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract between the Sponsor and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.



The Sponsor and the Trustee may amend the Indenture without your consent:

  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsor).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.


The Trustee may resign by notifying the Sponsor. The Sponsor may remove the Trustee without your consent if:

  - it fails to perform its duties;
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or

  - the Sponsor determine that its replacement is in your best interest.



Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsor without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsor will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.



If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:

  - remove it and appoint a replacement Sponsor;
  - liquidate the Portfolio; or

  - continue to act as Trustee without a Sponsor.



The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsor.


LEGAL OPINION


Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsor, has given an opinion that the units are validly issued.


AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSOR




The Sponsor is:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051


The Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer the Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.


TRUSTEE

The Bank of New York, Unit Investment Trust Department, P.O. Box 974, Wall Street Division, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.


UNDERWRITERS' AND SPONSOR'S PROFITS



Underwriter receives sales charges when they sell units. The Sponsor also realize a profit or loss on deposit of the securities shown under Defined Portfolio. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsor's businesses to the extent permitted by federal law and may benefit the Sponsor.



The Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.


The Sponsor will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.



During the initial offering period, the Sponsor may realize profits or sustain losses on units it holds due to fluctuations in the price per unit. The Sponsor experienced a profit of $38.96 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales fees and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.


PUBLIC DISTRIBUTION


During the initial offering period, units will be distributed to the public by the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed.

                      DEALER CONCESSION
                             AS
                        A % OF PUBLIC
  AMOUNT PURCHASED     OFFERING PRICE
  ----------------    -----------------
Less than $50,000           2.00%
$50,000 to $99,999          1.80%
$100,000 to $249,999        1.45%
$250,000 to $999,999        1.25%
$1,000,000 and over         0.50%


The Sponsor does not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS


Merrill Lynch has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Portfolio and to provide reasonable standards of conduct.


ADVERTISING AND SALES LITERATURE

Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio.

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Sales literature and articles may state research opinions on the economy, countries and industry sectors and include a list of funds generally appropriate for pursuing these recommendations.

TAXES


The following summarizes the material income tax consequences of holding Units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.



In the opinion of our counsel, under existing law:



GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT



The Portfolio intends to quality for special tax treatment as a regulated investment company so that it will not be subject to federal income tax on the portion of its taxable income that it distributes to investors in a timely manner.



DISTRIBUTIONS



Distributions to you of the Portfolio's dividend income and of the Portfolio's gains from Securities it has held for one year or less will generally be taxed to you as ordinary income, to the extent of the Portfolio's taxable income not attributable to the Portfolio's net capital gain. Distributions to you in excess of the Portfolio's taxable income will be treated as a return of capital and will reduce your basis in your Units. To the extent such distributions exceed your basis, they will be treated as gain from the sale of your Units.



Distributions to you that are treated as ordinary income will constitute dividends for federal income tax purposes. Corporate investors may be eligible for the 70% dividends-received deduction with respect to these distributions. You should consult your tax adviser in this regard.



Distributions to you of the Portfolio's net capital gain will generally be taxable to you as long-term capital gain, regardless of how long you have held your Units.



Dividends received by the Portfolio from foreign issuers will in most cases by subject to withholding taxes, although these taxes may be reduced by treaties between the United States and the relevant country.



GAIN OR LOSS UPON DISPOSITION



You will generally recognize capital gain or loss when you dispose of your Units. If you receive Securities upon redemption of your Units (including pursuant to the rollover option), you will generally recognize capital gain or loss equal to the difference between your basis in your Units and the fair market value of the Securities received in redemption.



If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss that you recognize upon disposition of your Units will be long-term if you have held your Units for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.



YOUR BASIS IN THE SECURITIES



Your aggregate basis in the Units will generally be equal to the cost of your Units, including the initial sales charge. You should not increase your basis in your Units by deferred sales charges, organizational expenses or by any portion of the Creation and Development Fee.



FOREIGN INVESTORS



If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to a 30% withholding tax (or a lower applicable treaty rate) on distributions. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.



RETIREMENT PLANS



You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.


SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsor, Trustee and Holders of Equity Investor Fund, Focus Series, Global Theme and Sector Portfolio 2000 Series, Defined Asset Funds (the "Portfolio"):



We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of February 3, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of February 3, 2000 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
New York, N.Y.
February 3, 2000



                 STATEMENT OF CONDITION AS OF FEBRUARY 3, 2000


TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........  $         495,831.25
                                                           --------------------
        Total............................................  $         495,831.25
                                                           ====================
LIABILITY AND INTEREST OF HOLDERS
    Reimbursement of Sponsor for organization
     expenses(2).........................................  $           1,242.08
                                                           --------------------
    Subtotal                                                           1,242.08
                                                           --------------------
Interest of Holders of 500,839 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................  $         500,773.89
  Gross underwriting commissions and organization
    expenses(5)(2).......................................             (6,184.72)
                                                           --------------------
    Subtotal                                                         494,589.17
                                                           --------------------
        Total............................................  $         495,831.25
                                                           ====================


------------


        (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on February 2, 2000. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DG Bank, New York Branch, in the amount of $495,792.29 and deposited with the Trustee. The amount of the letter of credit includes $495,831.25 for the purchase of securities.


        (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $2.48 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsor will pay for this excess amount.


        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.87 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.


        (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on February 2, 2000.


        (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $1.50 per 1,000 Units is payable on May 15, 2000, June 1 and 15, 2000 and thereafter on the 1st day of each month through January 1, 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied.

              Defined
            Asset Funds-Registered Trademark-


HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         FOCUS SERIES
recent free Information                  GLOBAL THEME AND SECTOR PORTFOLIO 2000
Supplement that gives more               SERIES
details about the Fund,                  (A Unit Investment Trust)
by calling:                              ---------------------------------------
The Bank of New York                     This Prospectus does not contain
1-800-221-7771                           complete information about the
                                         investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-90149) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                  100624RR--2/00

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


       A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


  I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).


 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.



III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).



IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:



          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221


                          ----------------------------


    B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:



          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          The Bank of New York, Trustee...............................       13-4941102


                                  UNDERTAKING


The Sponsor undertakes that they it will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                         SERIES OF EQUITY INVESTOR FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                      SEC
SERIES NUMBER                                                     FILE NUMBER
-------------                                                     -----------
"MERIT" 1987 Series (The Merrill Equity Research Investment
    Trust)..................................................        33-10989
Concept Series, Environmental Technology Trust..............        33-26511
Investment Philosophy Series 1991 Selected Industrial
    Portfolio...............................................        33-39158
Select Series, Principled Values Portfolio..................       333-32181
S&P Industrial Portfolio 1998 Series H......................       333-64577



                       CONTENTS OF REGISTRATION STATEMENT


The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:


       1.1             -- Form of Trust Indenture (incorporated by reference to Exhibit
                       1.1 to the Registration Statement of Equity Income Fund, Select
                         S&P Industrial Portfolio 1997 Series A. 1933 Act File No.
                         33-05683.
       1.1.1           -- Form of Standard Terms and Conditions of Trust Effective
                       October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund,
                         Multistate Series--48, 1933 Act File No. 33-50247).
       1.2             -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The
                         Corporate Income Fund, One Hundred Ninety-Fourth Monthly
                         Payment Series, 1933 Act File No. 2-90925).
       3.1             -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading "How The Fund Works--Legal Opinion" in the
                         Prospectus.
       5.1             -- Consent of independent accountants.
       9.1             -- Information Supplement (incorporated by reference to Exhibit
                       9.1 to the Registration Statement of Equity Investor Fund, Select
                         Ten Portfolio 1999 International Series B (United Kingdom Port-
                         folio), 1933 Act File No. 333-70593).

                                   SIGNATURES


    The registrant hereby identifies the series numbers of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:



    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;



    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and



    3) That it has complied with Rule 460 under the Securities Act of 1933.



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 3RD DAY OF FEBRUARY 2000.



                         SIGNATURES APPEAR ON PAGE R-3.



    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS
     By J. DAVID MEGLEN
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)